UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Safe & Green Holdings Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

78418A505

(CUSIP Number)

John William Shaw

1005 E. Las Tunas Dr., #116

San Gabriel, CA 91776

626-616-1889

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78418A505
1	NAMES OF REPORTING PERSONS John William Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,148,500 (1) (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,148,500 (1) (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,148,500 shares (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.128% (1) (2) (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount (a) includes the rights to purchase 734,500 shares in the aggregate that are exercisable subject to various call option contracts and (b) excludes short put option contracts pursuant to which the Reporting Person may be required to purchase up to 1,306,100 shares in the aggregate.
(2)

Reporting Person has a family member named Leo Shaw that Reporting Person believes owns approximately 382,500 shares of common stock, or approximately 3.174% of the Issuer. Reporting Person has no ability to verify the actual ownership of Leo Shaw in the Issuer. Reporting Person has no pecuniary interest in the securities owned by Leo Shaw and disclaims beneficial ownership in any of the shares owned by Leo Shaw. Reporting Person and his family member do not jointly vote their shares.

(3)	Based on 12,050,206 shares of common stock outstanding as of November 14, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the U.S. Securities and Exchange Commission on November 16, 2022.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares Common Stock, par value $0.01 per share (the “Common Stock”), of Safe & Green Holdings Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5011 Gate Parkway, Building 100, Suite 100, Jacksonville, FL 32256.

Item 2. Identity and Background.

This Schedule 13D is filed by John William Shaw (the “Reporting Person”).

The Reporting Person’s address is 1005 E. Las Tunas Drive, #116, San Gabriel, CA 91776.

The Reporting Person is the Chief Executive Officer of Shaw Property Development Corporation, a California corporation, located at 1005 E. Las Tunas Drive, #116, San Gabriel, CA 91776.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock reported herein were derived from the personal funds of John William Shaw. A total of $5,102,000 was paid to acquire the shares of Common Stock reported herein.

Item 4. Purpose of Transaction.

The Reporting Person purchased Common Stock of the Issuer based on the Reporting Person’s belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) Since January 26, 2023, the Reporting Person purchased or sold shares as set forth in the table below:

Nature of Transaction(4)	Date of Purchase/Sale	Amount of Shares Purchased/(Sold)	Transaction Price per share ($)
Purchase of Common Stock	2/13/2023	11,900	2.00
Sale of Common Stock	2/15/2023	(300)	1.18
Sale of Common Stock	2/15/2023	(328)	1.18
Sale of Common Stock	2/15/2023	(172)	1.17
Sale of Common Stock	2/15/2023	(92)	1.17
Sale of Common Stock	2/15/2023	(908)	1.16
Sale of Common Stock	2/15/2023	(1,000)	1.16
Sale of Common Stock	2/15/2023	(1,000)	1.16
Sale of Common Stock	2/15/2023	(1,000)	1.16
Sale of Common Stock	2/15/2023	(1,000)	1.16
Sale of Common Stock	2/15/2023	(425)	1.17
Sale of Common Stock	2/15/2023	(2,475)	1.16
Sale of Common Stock	2/15/2023	(1,100)	1.16
Sale of Common Stock	2/15/2023	(1,000)	1.16
Purchase of Common Stock	2/17/2023	14,300	2.00
Purchase of Common Stock	2/17/2023	55,300	2.00
Purchase of Common Stock	2/17/2023	100,000	1.00
Purchase of Common Stock	3/7/2023	2,500	2.00
Purchase of Common Stock	3/20/2023	8,900	2.00

(4)	All transactions occurred on the NASDAQ Stock Market.

Since January 26, 2023, the Reporting Person purchased option contracts to purchase or sell shares as set forth in the table below:

Nature of Transaction(4)	Date of Purchase/Sale	Amount of Shares to be Purchased/(Sold)	Transaction Price per share ($)
Sale of Option Contract	1/26/2023	(200)	0.100
Purchase of Option Contract	1/27/2023	6	1.600
Sale of Option Contract	1/30/2023	(3)	0.050
Purchase of Option Contract	1/31/2023	100	0.748
Purchase of Option Contract	1/31/2023	100	0.068
Sale of Option Contract	2/6/2023	(97)	0.050
Sale of Option Contract	2/6/2023	(100)	0.150
Sale of Option Contract	2/6/2023	(100)	0.050
Sale of Option Contract	2/7/2023	(100)	0.050
Sale of Option Contract	2/7/2023	(100)	0.080
Sale of Option Contract	2/7/2023	(100)	0.100
Purchase of Option Contract	2/7/2023	15	0.800
Purchase of Option Contract	2/7/2023	15	0.140
Sale of Option Contract	2/8/2023	(25)	0.200
Sale of Option Contract	2/8/2023	(100)	0.060
Purchase of Option Contract	2/8/2023	85	0.573
Purchase of Option Contract	2/8/2023	85	0.073
Purchase of Option Contract	2/13/2023	50	0.487
Purchase of Option Contract	2/13/2023	50	0.139
Sale of Option Contract	2/13/2023	(100)	0.050
Purchase of Option Contract	2/13/2023	119	0.000
Sale of Option Contract	2/14/2023	(100)	0.050
Sale of Option Contract	2/14/2023	(20)	0.050
Purchase of Option Contract	2/14/2023	8	0.400
Purchase of Option Contract	2/14/2023	8	0.150
Sale of Option Contract	2/15/2023	(80)	0.050
Sale of Option Contract	2/17/2023	(200)	0.070
Sale of Option Contract	2/17/2023	(200)	0.087
Sale of Option Contract	2/17/2023	(200)	0.100
Sale of Option Contract	2/17/2023	(200)	0.050
Sale of Option Contract	2/17/2023	(200)	0.050
Purchase of Option Contract	2/17/2023	200	1.100
Purchase of Option Contract	2/17/2023	200	1.400
Purchase of Option Contract	2/17/2023	200	1.048
Purchase of Option Contract	2/17/2023	200	1.050
Purchase of Option Contract	2/17/2023	200	1.050
Purchase of Option Contract	2/17/2023	200	1.050
Purchase of Option Contract	2/17/2023	200	1.050
Purchase of Option Contract	2/17/2023	200	1.050
Purchase of Option Contract	2/17/2023	200	1.050
Purchase of Option Contract	2/17/2023	88	1.050
Sale of Option Contract	2/17/2023	(1,000)	0.000

(4)	All transactions occurred on the NASDAQ Stock Market.

Nature of Transaction(4)	Date of Purchase/Sale	Amount of Shares to be Purchased/(Sold)	Transaction Price per share ($)
Purchase of Option Contract	2/17/2023	400	0.000
Purchase of Option Contract	2/17/2023	143	0.000
Purchase of Option Contract	2/17/2023	553	0.000
Purchase of Option Contract	2/22/2023	34	0.339
Purchase of Option Contract	2/22/2023	34	0.141
Purchase of Option Contract	2/22/2023	56	0.360
Purchase of Option Contract	2/22/2023	56	0.140
Purchase of Option Contract	2/22/2023	52	0.371
Purchase of Option Contract	2/22/2023	52	0.126
Purchase of Option Contract	2/23/2023	124	0.320
Purchase of Option Contract	2/23/2023	124	0.120
Purchase of Option Contract	2/23/2023	476	0.393
Purchase of Option Contract	2/23/2023	476	0.143
Purchase of Option Contract	2/23/2023	79	0.350
Purchase of Option Contract	2/23/2023	79	0.150
Purchase of Option Contract	2/27/2023	21	0.330
Purchase of Option Contract	2/27/2023	21	0.130
Purchase of Option Contract	2/28/2023	100	0.150
Purchase of Option Contract	3/1/2023	80	0.296
Purchase of Option Contract	3/1/2023	80	0.168
Purchase of Option Contract	3/1/2023	18	0.300
Purchase of Option Contract	3/1/2023	18	0.160
Purchase of Option Contract	3/1/2023	102	0.330
Purchase of Option Contract	3/1/2023	102	0.180
Purchase of Option Contract	3/1/2023	70	0.312
Purchase of Option Contract	3/1/2023	70	0.164
Purchase of Option Contract	3/7/2023	25	0.000
Purchase of Option Contract	3/17/2023	500	0.000
Purchase of Option Contract	3/20/2023	89	0.000

(4)	All transactions occurred on the NASDAQ Stock Market.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has rights to purchase or sell shares pursuant to the contracts listed in the table below:

Contract	Expiration Date	Amount or Number of Shares to be Purchased/(Sold)	Strike Price
Option Contract	5/19/2023	110,000	$1.00
Option Contract	5/19/2023	60,000	$2.00
Option Contract	5/19/2023	30,000	$3.00
Option Contract	8/18/2023	427,000	$1.00
Option Contract	8/18/2023	107,500	$2.00
Option Contract	5/19/2023	185,800	$1.00
Option Contract	5/19/2023	533,300	$2.00
Option Contract	8/18/2023	577,000	$1.00
Option Contract	8/18/2023	10,000	$2.00
Option Contract	8/18/2023	(90,000)	$3.00
Option Contract	8/18/2023	(10,000)	$4.00

Item 7. Material to be Filed as Exhibits.

See Item 6 for a description of all Option Contracts.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2023

/s/ John William Shaw